SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of August 2002

Anthony Clark International Insurance Brokers Ltd.

(SEC File No. 0-30366)

Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6
(Address of Principal Executive Offices)

N/A
(Former name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

Exhibit Index on Page 3

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Anthony Clark International Insurance Brokers Ltd.

Date: August 26, 2002

By: P. Podlaszcz
Its: CEO

INDEX TO EXHIBITS

EXHIBIT 1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Anthony Clark International Insurance Brokers Ltd. (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Primo Podorieszach, the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Primo Podorieszach
President and Chief Executive Officer
Aug 23, 2002

EXHIBIT 2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Anthony Clark International Insurance Brokers Ltd. (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Shelley Samec, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Shelley Samec
Chief Financial Officer
August 23, 2002